HLS II N-SAR

SUB-ITEM 77E:  Legal Proceedings

All Series of the Registrant

On February 25, 2011, Jennifer L. Kasilag, Louis Mellinger,
Judith M. Menendez, Jacqueline M. Robinson, and Linda A.
Russell filed a derivative lawsuit against Hartford Investment Financial Services, LLC ("HIFSCO") (now known as Hartford
Funds Distributors, LLC) on behalf of six Hartford retail mutual funds in the United States District Court for the District of New Jersey, alleging that HIFSCO received excessive advisory and distribution fees in violation of its statutory fiduciary duty under
Section 36(b) of the 1940 Act when serving as investment manager and principal underwriter, respectively, to the Hartford retail mutual funds. Although this action was purportedly filed on behalf of certain of the Hartford Funds, none of the Hartford Funds is itself a defendant to the suit. HIFSCO moved to dismiss and, in September 2011, the motion was granted in part and denied in part, with leave to amend the complaint. In November
2011, plaintiffs filed an amended complaint on behalf of certain Hartford retail mutual funds, The Hartford Global Health Fund
(now known as The Hartford Healthcare Fund), The Hartford Conservative Allocation Fund, The Hartford Growth
Opportunities Fund, The Hartford Inflation Plus Fund, The
Hartford Advisers Fund (now known as The Hartford Balanced
Fund), and The Hartford Capital Appreciation Fund. Plaintiffs seek to rescind the investment management agreements and distribution plans between HIFSCO and these funds and to recover the total fees charged thereunder or, in the alternative, to recover any improper compensation HIFSCO received, in addition to lost earnings. HIFSCO filed a partial motion to dismiss the amended complaint and, in December 2012, the court dismissed without prejudice the claims regarding distribution fees and denied the motion with respect to the advisory fees claims. In March 2014, the plaintiffs filed a new complaint that, among other things, added as new plaintiffs The Hartford Floating Rate Fund and The Hartford Small Company
Fund and named as a defendant Hartford Funds Management
Company, LLC ("HFMC"), which assumed the role as investment manager to the funds as of January 2013. In June
2015, HFMC and HIFSCO moved for summary judgment, and plaintiffs cross-moved for partial summary judgment with respect to The Hartford Capital Appreciation Fund. In March
2016, the court, in large part, denied summary judgment for all parties. The court granted judgment for HFMC and HIFSCO with respect to all claims made by The Hartford Small Company
Fund and certain claims made by The Hartford Floating Rate
Fund. The court further ruled that the appropriate measure of damages on the surviving claims is the difference, if any, between the actual advisory fees paid through trial and those that could have been paid under the applicable legal standard. A bench trial on the issue of liability was held in November 2016.
On February 28, 2017, the court granted judgment for HIFSCO and HFMC as to all claims. On March 23, 2017, plaintiffs appealed to the United States Court of Appeals for the Third Circuit.



205642113_2 LAW
205642113_2 LAW

205642113_2 LAW